Key metrics
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Credit Suisse (CHF million)
Net revenues	3,804	3,645	5,437	4	(30)	11,861	18,114	(35)
Provision for credit losses	21	64	(144)	(67)	–	(25)	4,225	–
Total operating expenses	4,125	4,754	4,573	(13)	(10)	13,829	12,825	8
Income/(loss) before taxes	(342)	(1,173)	1,008	(71)	–	(1,943)	1,064	–
Net income/(loss) attributable to shareholders	(4,034)	(1,593)	434	153	–	(5,900)	435	–
Cost/income ratio (%)	108.4	130.4	84.1	–	–	116.6	70.8	–
Effective tax rate (%)	–	(35.7)	56.5	–	–	(204.1)	57.3	–
Basic earnings/(loss) per share (CHF)	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Diluted earnings/(loss) per share (CHF)	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Return on equity (%)	(35.5)	(13.9)	4.0	–	–	(17.3)	1.3	–
Return on tangible equity (%)	(38.3)	(15.0)	4.5	–	–	(18.7)	1.5	–
Assets under management and net new assets (CHF billion)
Assets under management	1,400.6	1,453.9	1,623.0	(3.7)	(13.7)	1,400.6	1,623.0	(13.7)
Net new assets/(net asset outflows)	(12.9)	(7.7)	5.6	67.5	–	(12.7)	29.3	–
Balance sheet statistics (CHF million)
Total assets	700,358	727,365	820,233	(4)	(15)	700,358	820,233	(15)
Net loans	281,792	285,573	296,593	(1)	(5)	281,792	296,593	(5)
Total shareholders' equity	43,267	45,842	44,498	(6)	(3)	43,267	44,498	(3)
Tangible shareholders' equity	39,825	42,528	39,649	(6)	0	39,825	39,649	0
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.6	13.5	14.4	–	–	12.6	14.4	–
CET1 leverage ratio	4.1	4.3	4.3	–	–	4.1	4.3	–
Tier 1 leverage ratio	6.0	6.1	6.0	–	–	6.0	6.0	–
Share information
Shares outstanding (million)	2,616.7	2,610.8	2,392.1	0	9	2,616.7	2,392.1	9
of which common shares issued	2,650.7	2,650.7	2,650.7	0	0	2,650.7	2,650.7	0
of which treasury shares	(34.0)	(39.9)	(258.6)	(15)	(87)	(34.0)	(258.6)	(87)
Book value per share (CHF)	16.53	17.56	18.60	(6)	(11)	16.53	18.60	(11)
Tangible book value per share (CHF)	15.22	16.29	16.57	(7)	(8)	15.22	16.57	(8)
Market capitalization (CHF million)	10,440	14,231	24,403	(27)	(57)	10,440	24,403	(57)
Number of employees (full-time equivalents)
Number of employees	51,680	51,410	50,140	1	3	51,680	50,140	3
See relevant tables and related narratives for additional information on these metrics.

Credit Suisse
In 3Q22, we recorded a net loss attributable to shareholders of CHF 4,034 million, which included a substantial valuation allowance relating to deferred tax assets. As of the end of 3Q22, our CET1 ratio was 12.6%.
Results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net interest income	1,203	1,195	1,423	1	(15)	3,857	4,493	(14)
Commissions and fees	2,129	2,230	3,249	(5)	(34)	6,960	10,144	(31)
Trading revenues [1]	125	41	618	205	(80)	130	2,582	(95)
Other revenues	347	179	147	94	136	914	895	2
Net revenues	3,804	3,645	5,437	4	(30)	11,861	18,114	(35)
Provision for credit losses	21	64	(144)	(67)	–	(25)	4,225	–
Compensation and benefits	1,901	2,392	2,255	(21)	(16)	6,751	6,818	(1)
General and administrative expenses	1,919	2,005	2,012	(4)	(5)	6,072	4,977	22
Commission expenses	250	254	306	(2)	(18)	802	960	(16)
Goodwill impairment	0	23	0	(100)	–	23	0	–
Restructuring expenses	55	80	–	(31)	–	181	70	159
Total other operating expenses	2,224	2,362	2,318	(6)	(4)	7,078	6,007	18
Total operating expenses	4,125	4,754	4,573	(13)	(10)	13,829	12,825	8
Income/(loss) before taxes	(342)	(1,173)	1,008	(71)	–	(1,943)	1,064	–
Income tax expense	3,698	419	570	–	–	3,966	610	–
Net income/(loss)	(4,040)	(1,592)	438	154	–	(5,909)	454	–
Net income/(loss) attributable to noncontrolling interests	(6)	1	4	–	–	(9)	19	–
Net income/(loss) attributable to shareholders	(4,034)	(1,593)	434	153	–	(5,900)	435	–
Economic profit (CHF million)	(1,273)	(1,907)	(185)	(33)	–	(4,506)	(2,036)	121
Statement of operations metrics
Cost/income ratio (%)	108.4	130.4	84.1	–	–	116.6	70.8	–
Effective tax rate (%)	–	(35.7)	56.5	–	–	(204.1)	57.3	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Diluted earnings/(loss) per share	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Return on equity (%, annualized)
Return on equity	(35.5)	(13.9)	4.0	–	–	(17.3)	1.3	–
Return on tangible equity	(38.3)	(15.0)	4.5	–	–	(18.7)	1.5	–
Book value per share (CHF)
Book value per share	16.53	17.56	18.60	(6)	(11)	16.53	18.60	(11)
Tangible book value per share	15.22	16.29	16.57	(7)	(8)	15.22	16.57	(8)
Balance sheet statistics (CHF million)
Total assets	700,358	727,365	820,233	(4)	(15)	700,358	820,233	(15)
Risk-weighted assets	273,598	274,442	278,139	0	(2)	273,598	278,139	(2)
Leverage exposure	836,881	862,737	937,419	(3)	(11)	836,881	937,419	(11)
Number of employees (full-time equivalents)
Number of employees	51,680	51,410	50,140	1	3	51,680	50,140	3
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Results summary
3Q22 results
In 3Q22, Credit Suisse reported a net loss attributable to shareholders of CHF 4,034 million, which primarily reflected a valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review, compared to net income attributable to shareholders of CHF 434 million in 3Q21 and a net loss attributable to shareholders of CHF 1,593 million in 2Q22. In 3Q22, Credit Suisse reported a loss before taxes of CHF 342 million, compared to income before taxes of CHF 1,008 million in 3Q21 and a loss before taxes of CHF 1,173 million in 2Q22. Adjusted loss before taxes in 3Q22 was CHF 92 million compared to adjusted income before taxes of CHF 1,362 million in 3Q21 and an adjusted loss before taxes of CHF 442 million in 2Q22.
Results details
Net revenues
In 3Q22, we reported net revenues of CHF 3,804 million, which decreased 30% compared to 3Q21, primarily reflecting lower net revenues in the Investment Bank and Wealth Management. The decrease in the Investment Bank was driven by significantly reduced capital markets revenues and lower equity and fixed income sales and trading revenues, reflecting challenging operating conditions and the Group’s relative underperformance. The decrease in Wealth Management mainly reflected lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income.
Compared to 2Q22, net revenues increased 4%, primarily reflecting higher net revenues in the Corporate Center and Wealth Management, partially offset by lower net revenues in the Swiss Bank. The increase in Wealth Management mainly reflected higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. The decrease in the Swiss Bank mainly reflected lower net interest income and lower transaction-based revenues.
Provision for credit losses
In 3Q22, provision for credit losses of CHF 21 million were mainly related to CHF 21 million in the Swiss Bank and CHF 7 million in Wealth Management, partially offset by a release of provision for credit losses of CHF 6 million in the Investment Bank.
Total operating expenses
Compared to 3Q21, total operating expenses of CHF 4,125 million decreased 10%, primarily reflecting a decrease in compensation and benefits and general and administrative expenses. Compensation and benefits decreased 16%, mainly due to lower discretionary compensation expenses. General and administrative expenses decreased 5%, mainly due to lower litigation provisions. The Group recorded net litigation provisions of CHF 245 million in 3Q22, primarily relating to developments in a number of previously disclosed legal matters, mainly in the Corporate Center and Wealth Management. 3Q22 included restructuring expenses of CHF 55 million. Adjusted total operating expenses in 3Q22 of CHF 3,869 million decreased 6% compared to CHF 4,098 million in 3Q21.
Compared to 2Q22, total operating expenses decreased 13%, mainly reflecting decreases in compensation and benefits and general and administrative expenses. Compensation and benefits decreased 21%, mainly due to lower discretionary compensation expenses. General and administrative expenses decreased 4%, primarily reflecting lower litigation provisions. Adjusted total operating expenses decreased 8% compared to 2Q22.
Income tax
The Group has used a year to date effective tax rate (discrete method) as the best estimate of the annual effective tax rate to calculate income taxes for the period ended September 30, 2022. This was mainly due to uncertainties of tax consequences associated with the comprehensive strategic review and restructuring process.

In 3Q22, the income tax expense was CHF 3,698 million, primarily reflecting the valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review and valuation allowances relating to current period earnings. This was partially offset by the impact of the reassessment of non-deductible funding costs from previously unrecognized tax benefits and the impact of the geographical mix of results. Overall, net deferred tax assets/(liabilities) decreased CHF 3,718 million from CHF 2,824 million in 2Q22 to CHF (894) million during 3Q22, primarily driven by the reassessment of the deferred tax assets.
Regulatory capital
As of the end of 3Q22, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.6% and our risk-weighted assets (RWA) were CHF 273.6 billion.
Other information
Management changes
Effective August 1, 2022, Ulrich Körner took over the position of Chief Operating Officer (CEO) of the Group as previously announced. Effective August 22, 2022, Michael Rongetti succeeded Ulrich Körner as CEO of the Asset Management division on an ad interim basis and Francesco De Ferrari, CEO of the Wealth Management division, was appointed to take on the additional role of CEO of the Europe, Middle East and Africa (EMEA) region, a position in which he had served on an ad interim basis since January 2022. Effective September 19, 2022, Francesca McDonagh, who was previously announced as CEO of the EMEA region, took over the position of Chief Operating Officer of the Group. Effective October 1, 2022, Dixit Joshi joined Credit Suisse as the new Chief Financial Officer (CFO), as announced on August 22, 2022. As previously announced, David Mathers stepped down from his role as CFO after twelve years.
Strategic review
On October 27, 2022, we announced certain strategic actions following the comprehensive strategic review conducted by the Board of Directors and the Executive Board.
Liquidity issues in October 2022
During the first two weeks of October 2022, following negative press and social media coverage based on incorrect rumors, Credit Suisse experienced significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. These outflows have since stabilized to much lower levels but have not yet reversed. As is normal practice, we also limited our access to the capital markets in the period immediately preceding our upcoming strategy announcements. While these outflows have partially utilized liquidity buffers at the Group and legal entity level, and we have fallen below certain legal entity-level regulatory requirements, the core requirements of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) at the Group level have been maintained at all times. The Group’s average daily LCR for the month of October through October 25 was 154%, with lower spot rates over this period that remained below this average through that date. Remediation plans have been prepared to reverse these outflows, including accessing the public and private markets following our announcements on October 27 together with certain asset disposals and other measures. We would note that the execution of the strategic measures that we have announced is also expected to generate liquidity and reduce the funding requirements of the Group. We also continue to have access to central bank funding sources if required.
These circumstances have exacerbated the risks we described under “Liquidity Risk” in our Risk Factors contained in our 2021 Annual Report.
Outflows in assets under management in October 2022
During the first two weeks of October 2022, following negative press and social media coverage based on incorrect rumors, Credit Suisse experienced client asset outflows at levels that substantially exceeded the rates incurred in 3Q22. These asset outflows primarily impacted our Wealth Management and Swiss Bank divisions. These outflows have reduced significantly since mid-October but have not yet reversed. It is premature to estimate the impact on net new asset flows for 4Q22 but, coupled with reductions in asset values due to adverse market movements in client portfolios in 3Q22, this reduction in assets under management may lead to decreased fee revenues for the Group, thereby leading to reduced profitability.
Expected loss in 4Q22
In 4Q22, we expect to record a CHF 75 million loss related to the full disposal of our shareholding in Allfunds Group plc (Allfunds). Additionally, we expect to incur restructuring charges and software and real estate impairments of approximately CHF 250 million in 4Q22 as part of the costs of the announced strategic transformation. Together with the negative revenue impacts from the exit of our non-core businesses and exposures, we expect a net loss for the Group in 4Q22.
Allfunds Group
On October 21, 2022, we announced the successful completion of the offering of our entire shareholding in Allfunds Group plc, which represented approximately 8.6% of the share capital of Allfunds, through an accelerated bookbuild offering to institutional investors. This transaction resulted in a loss of CHF 75 million, which will be recorded in 4Q22. Following the completion of this transaction, we will no longer hold any shares in Allfunds.
Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of September 30, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 229 million, primarily related to corporates, individuals and the sovereign. In addition, Russian subsidiaries had a net asset value of approximately CHF 250 million as of September 30, 2022. The Group has further reduced Russia related exposures in 3Q22 as the market and counterparty situation evolved, and remaining exposures continue to be subject to ongoing monitoring and management. The Group notes that these developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 18 million in 3Q22 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the supply chain finance funds and Archegos matters
In prior financial reports, we have outlined the losses associated with the Archegos matter and the legal and regulatory consequences of that matter and the supply chain finance funds matter. There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as outflows of assets and a slowdown in net new asset generation across our divisions, attributable, at least in part, to these matters. The ongoing effect of these matters, and this harm and these reductions, can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. While steps we have taken in response to the Archegos and SCFF matters are designed to reduce the Group’s risks, some of these changes will constrain certain areas of our business, thereby impacting negatively our results of operations. These challenges are taking place in the context of worsening macroeconomic and market conditions, potentially amplifying some of the negative consequences noted above. The foregoing challenges may also make it more difficult to implement our just-announced new strategic initiatives, as well as achievement of the targets and objectives associated with those initiatives.
> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and Note 33 – Litigation in III – Condensed consolidated financial statements - unaudited for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Net revenues	1,365	1,106	962	336	35	3,804
Provision for credit losses	7	(6)	21	(1)	0	21
Compensation and benefits	611	860	306	111	13	1,901
Total other operating expenses	726	918	252	136	192	2,224
of which general and administrative expenses	638	765	218	110	188	1,919
of which restructuring expenses	11	30	6	3	5	55
Total operating expenses	1,337	1,778	558	247	205	4,125
Income/(loss) before taxes	21	(666)	383	90	(170)	(342)
Economic profit (CHF million)	(168)	(873)	88	55	–	(1,273)
Cost/income ratio (%)	97.9	160.8	58.0	73.5	–	108.4
Total assets	201,828	237,127	216,135	3,881	41,387	700,358
Goodwill	1,348	0	501	1,169	0	3,018
Risk-weighted assets	63,344	82,529	71,445	8,522	47,758	273,598
Leverage exposure	231,357	317,149	240,153	2,960	45,262	836,881
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Provision for credit losses	(11)	55	18	2	0	64
Compensation and benefits	774	1,090	365	158	5	2,392
Total other operating expenses	599	1,080	265	121	297	2,362
of which general and administrative expenses	505	878	229	96	297	2,005
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	15	60	3	1	1	80
Total operating expenses	1,373	2,170	630	279	302	4,754
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Economic profit (CHF million)	(254)	(1,220)	101	9	–	(1,907)
Cost/income ratio (%)	108.5	195.7	60.0	89.7	–	130.4
Total assets	205,387	254,561	219,151	3,785	44,481	727,365
Goodwill	1,330	0	496	1,148	0	2,974
Risk-weighted assets	62,158	81,722	71,584	8,580	50,398	274,442
Leverage exposure	234,524	333,473	243,556	2,886	48,298	862,737
3Q21 (CHF million)
Net revenues	1,656	2,514	1,053	292	(78)	5,437
Provision for credit losses	18	(168)	3	1	2	(144)
Compensation and benefits	695	972	361	125	102	2,255
Total other operating expenses	541	869	235	148	525	2,318
of which general and administrative expenses	448	731	206	120	507	2,012
Total operating expenses	1,236	1,841	596	273	627	4,573
Income/(loss) before taxes	402	841	454	18	(707)	1,008
Economic profit (CHF million)	110	211	139	0	–	(185)
Cost/income ratio (%)	74.6	73.2	56.6	93.5	–	84.1
Total assets	216,846	320,291	224,798	3,728	54,570	820,233
Goodwill	1,341	1,650	494	1,130	0	4,615
Risk-weighted assets	64,602	87,721	69,873	8,395	47,548	278,139
Leverage exposure	244,922	380,439	250,439	2,769	58,850	937,419

Results overview (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
9M22 (CHF million)
Net revenues	3,808	4,153	3,121	1,008	(229)	11,861
Provision for credit losses	20	(107)	62	1	(1)	(25)
Compensation and benefits	2,134	3,048	1,062	434	73	6,751
Total other operating expenses	2,086	2,870	741	400	981	7,078
of which general and administrative expenses	1,805	2,336	640	320	971	6,072
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	36	126	10	4	5	181
Total operating expenses	4,220	5,918	1,803	834	1,054	13,829
Income/(loss) before taxes	(432)	(1,658)	1,256	173	(1,282)	(1,943)
Economic profit (CHF million)	(870)	(2,390)	343	92	–	(4,506)
Cost/income ratio (%)	110.8	142.5	57.8	82.7	–	116.6
9M21 (CHF million)
Net revenues	5,654	8,242	3,107	1,109	2	18,114
Provision for credit losses	7	4,216	8	2	(8)	4,225
Compensation and benefits	2,066	2,939	1,107	447	259	6,818
Total other operating expenses	1,431	2,572	681	391	932	6,007
of which general and administrative expenses	1,136	2,076	581	306	878	4,977
of which restructuring expenses	12	46	10	3	(1)	70
Total operating expenses	3,497	5,511	1,788	838	1,191	12,825
Income/(loss) before taxes	2,150	(1,485)	1,311	269	(1,181)	1,064
Economic profit (CHF million)	1,037	(2,450)	373	158	–	(2,036)
Cost/income ratio (%)	61.9	66.9	57.5	75.6	–	70.8

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Net revenues	1,365	1,106	962	336	35	3,804
(Gain)/loss on equity investment in Allfunds Group	(10)	0	0	0	0	(10)
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(6)	0	0	(6)
Impairment on York Capital Management	0	0	0	10	0	10
Adjusted net revenues	1,355	1,106	956	346	35	3,798
Provision for credit losses	7	(6)	21	(1)	0	21
Total operating expenses	1,337	1,778	558	247	205	4,125
Restructuring expenses	(11)	(30)	(6)	(3)	(5)	(55)
Major litigation provisions	(54)	0	0	0	(124)	(178)
Expenses related to real estate disposals	(2)	(12)	0	(1)	0	(15)
Archegos	0	(8)	0	0	0	(8)
Adjusted total operating expenses	1,270	1,728	552	243	76	3,869
Income/(loss) before taxes	21	(666)	383	90	(170)	(342)
Adjusted income/(loss) before taxes	78	(616)	383	104	(41)	(92)
Adjusted economic profit	(126)	(835)	88	65	–	(1,122)
Adjusted return on tangible equity (%)	–	–	–	–	–	(10.3)
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Real estate (gains)/losses	0	0	(13)	0	0	(13)
(Gains)/losses on business sales	1	0	0	0	0	1
(Gain)/loss on equity investment in Allfunds Group	168	0	0	0	0	168
(Gain)/loss on equity investment in SIX Group AG	9	0	10	0	0	19
Adjusted net revenues	1,444	1,109	1,047	311	(91)	3,820
Provision for credit losses	(11)	55	18	2	0	64
Total operating expenses	1,373	2,170	630	279	302	4,754
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(15)	(60)	(3)	(1)	(1)	(80)
Major litigation provisions	(16)	(191)	0	0	(227)	(434)
Expenses related to real estate disposals	(1)	(5)	0	0	0	(6)
Archegos	0	(13)	0	0	0	(13)
Adjusted total operating expenses	1,341	1,878	627	278	74	4,198
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Adjusted income/(loss) before taxes	114	(824)	402	31	(165)	(442)
Adjusted economic profit	(97)	(1,001)	101	10	–	(1,383)
Adjusted return on tangible equity (%)	–	–	–	–	–	(8.1)

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q21 (CHF million)
Net revenues	1,656	2,514	1,053	292	(78)	5,437
Real estate (gains)/losses	0	0	(4)	0	0	(4)
(Gains)/losses on business sales	41	0	0	0	1	42
Valuation adjustment related to major litigation	0	0	0	0	69	69
(Gain)/loss on equity investment in Allfunds Group	(130)	0	0	0	0	(130)
Impairment on York Capital Management	0	0	0	113	0	113
Archegos	0	(23)	0	0	0	(23)
Adjusted net revenues	1,567	2,491	1,049	405	(8)	5,504
Provision for credit losses	18	(168)	3	1	2	(144)
Archegos	0	188	0	0	0	188
Adjusted provision for credit losses	18	20	3	1	2	44
Total operating expenses	1,236	1,841	596	273	627	4,573
Major litigation provisions	(70)	0	0	0	(425)	(495)
Expenses related to real estate disposals	0	(3)	0	0	0	(3)
Expenses related to equity investment in Allfunds Group	(1)	0	0	0	0	(1)
Archegos	0	24	0	0	0	24
Adjusted total operating expenses	1,165	1,862	596	273	202	4,098
Income/(loss) before taxes	402	841	454	18	(707)	1,008
Adjusted income/(loss) before taxes	384	609	450	131	(212)	1,362
Adjusted economic profit	97	37	136	85	–	(24)
Adjusted return on tangible equity (%)	–	–	–	–	–	7.0

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
9M22 (CHF million)
Net revenues	3,808	4,153	3,121	1,008	(229)	11,861
Real estate (gains)/losses	(25)	(53)	(97)	(2)	0	(177)
(Gains)/losses on business sales	4	0	0	0	0	4
(Gain)/loss on equity investment in Allfunds Group	511	0	0	0	0	511
(Gain)/loss on equity investment in SIX Group AG	7	0	7	0	0	14
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(6)	0	0	(6)
Impairment on York Capital Management	0	0	0	10	0	10
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	4,305	4,083	3,025	1,016	(229)	12,200
Provision for credit losses	20	(107)	62	1	(1)	(25)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	20	48	62	1	(1)	130
Total operating expenses	4,220	5,918	1,803	834	1,054	13,829
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(36)	(126)	(10)	(4)	(5)	(181)
Major litigation provisions	(300)	(191)	0	0	(774)	(1,265)
Expenses related to real estate disposals	(3)	(20)	0	(1)	0	(24)
Archegos	0	(32)	0	0	0	(32)
Adjusted total operating expenses	3,881	5,526	1,793	829	275	12,304
Income/(loss) before taxes	(432)	(1,658)	1,256	173	(1,282)	(1,943)
Adjusted income/(loss) before taxes	404	(1,491)	1,170	186	(503)	(234)
Adjusted economic profit	(244)	(2,264)	279	102	–	(3,291)
Adjusted return on tangible equity (%)	–	–	–	–	–	(4.8)
9M21 (CHF million)
Net revenues	5,654	8,242	3,107	1,109	2	18,114
Real estate (gains)/losses	0	0	(8)	0	0	(8)
(Gains)/losses on business sales	41	0	0	0	1	42
Major litigation recovery	(49)	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	69	69
(Gain)/loss on equity investment in Allfunds Group	(591)	0	0	0	0	(591)
Impairment on York Capital Management	0	0	0	113	0	113
Archegos	0	470	0	0	0	470
Adjusted net revenues	5,055	8,712	3,099	1,222	72	18,160
Provision for credit losses	7	4,216	8	2	(8)	4,225
Archegos	0	(4,312)	0	0	0	(4,312)
Adjusted provision for credit losses	7	(96)	8	2	(8)	(87)
Total operating expenses	3,497	5,511	1,788	838	1,191	12,825
Restructuring expenses	(12)	(46)	(10)	(3)	1	(70)
Major litigation provisions	(59)	0	0	0	(648)	(707)
Expenses related to real estate disposals	(4)	(36)	(4)	(1)	0	(45)
Expenses related to equity investment in Allfunds Group	(20)	0	0	0	0	(20)
Archegos	0	(7)	0	0	0	(7)
Adjusted total operating expenses	3,402	5,422	1,774	834	544	11,976
Income/(loss) before taxes	2,150	(1,485)	1,311	269	(1,181)	1,064
Adjusted income/(loss) before taxes	1,646	3,386	1,317	386	(464)	6,271
Adjusted economic profit	660	1,203	377	247	–	1,650
Adjusted return on tangible equity (%)	–	–	–	–	–	15.6

Risk factor
We may not achieve some or all of the expected benefits of the strategic initiatives we have announced
On October 27, 2022, we announced a comprehensive new strategic direction for the Group and significant changes to its structure and organization, including establishing a more capital-light Investment Bank, divesting non-core businesses and accelerating cost reduction. We have announced our objective to implement most of these measures by 2025.
Our goals, our strategy for implementing them, and the completion of these measures are based on a number of key assumptions, including in relation to the future economic environment and the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals, and the confidence of clients, counterparties, employees and other stakeholders, including regulatory authorities, in this strategy and in our ability to implement it. If any of these assumptions prove inaccurate in whole or in part, we may not be able to achieve some or all of the expected benefits of our strategic initiatives, including generating the intended structural cost savings, strengthening and reallocating our capital, reducing our risk-weighted assets (RWA) in certain divisions, divesting non-core businesses, generating future and sustainable returns, and achieving our other targets and strategic goals. The breadth of our strategic initiatives and goals also increases the challenges and risks of executing and implementing them. If we are unable to implement our strategy successfully in whole or in part, or should the strategic initiatives once implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected. Even if we are able to successfully implement our strategy, our proposed goals may increase our exposure to certain risks, including but not limited to credit risks, market risks, liquidity risks, operational risks and regulatory risks, and such risks may evolve in a way that is not under our control or entirely possible to predict.
Our strategy involves a change in focus within certain areas of our business, including exiting certain businesses. For example, we have announced our intention to transfer a majority of the securitized products business’ assets and carve out Credit Suisse First Boston as an independent investment bank for the capital markets and advisory businesses. These changes may have negative effects in these and other areas of our business and may result in an adverse effect on our business as a whole.
Moreover, any reputational harm resulting from prior events or from reactions to our strategic initiatives may make it more difficult to implement those strategic initiatives or achieve the related targets and objectives.
We anticipate that revenues and income for the Investment Bank will be materially reduced by the planned transfer of the majority of the securitized products business’ assets, as well as by the targeted reduction in capital for the Investment Bank. Our ability to attract and retain clients also may be adversely affected by these changes. The capital-light Investment Bank is also likely to face increased competition in areas such as leveraged finance and underwriting, particularly from competitors that have access to larger amounts of capital. In addition, the new structure of the Investment Bank may pose challenges for the division to build upon other businesses and relationships of the Group and may limit the division’s ability to deliver cross-selling opportunities to other Group businesses.
Market conditions, the ability to attract potential purchasers, regulatory approvals and consents, and other similar uncertainties may also affect our ability to dispose of assets, achieve favorable prices or terms for these disposals, or complete any announced but not yet completed disposals, which may lead us to dispose of assets at a loss, at a higher than expected loss, hold these assets for a longer period of time than desired or planned, or fail to dispose of assets at all. A significant element of our strategic plans is to transfer a majority of the securitized products business’ assets. While we have reached a framework and exclusivity agreement with certain counterparties to achieve this objective, we have not yet entered into a final agreement with them. While we and the counterparties are required to negotiate final agreements in good faith on the basis of agreed term sheets, there can be no assurance that we will succeed in doing so, or that the terms of any final arrangement will not materially differ from the ones contemplated at the date hereof. If we are unable to dispose of these assets as proposed or announced, we may not be able to reduce our RWAs and leverage exposure according to plan or achieve the capital targets set out in our strategy.
In addition, we anticipate these disposals and changes to the Group may result in further impairments and write-downs, including in relation to goodwill and the revaluation of our deferred tax assets, which may have a material adverse effect on our results of operations and financial condition. These changes may also lead to further impairments of the capital effective component of the values of Credit Suisse AG (Bank parent company)’s participations in certain of its subsidiaries, which would negatively impact its Swiss CET1 ratio.
Our strategy also includes certain financial goals and targets. Our ability to achieve these targets is based on a number of macro-economic factors and underlying business assumptions, such as a higher interest rate environment and our ability to hold and attract client assets at levels and rates similar to those in the past. For example, a period of stagflation may have negative effects on our ability to achieve our financial goals and targets. Furthermore, we do not expect geopolitical risks to escalate significantly. Deviations from any of these assumptions would impact our ability to achieve our financial goals and targets.

We are also seeking to achieve significant cost savings as part of our plan. We are targeting to reduce our costs based on the assumption that, in addition to specific strategic business exit and curtailment activities that account for a significant proportion of the intended cost savings, more savings can be achieved through efficiency measures. Implementing these measures will entail the incurrence of significant restructuring expenses, including software and real estate impairments, estimated to be on the order of CHF 2.9 billion through the end of 2024, although they could exceed this level. These measures include de-scoping of business and internal footprint, organizational effectiveness and simplification, workforce management and third-party cost management. Furthermore, we have identified short-term actions to set the right trajectory to meet our cost ambitions. These include a 5% planned reduction in permanent headcount by the end of 2022, and, in 2023, a 30% reduction in contractor spend and a 50% reduction in consultancy spend. Our ability to achieve these cost savings is dependent on the execution of these measures on time and to their full extent There is also a risk that these measures impact the revenue generation capabilities of the business beyond what has been taken into account currently for the strategic business curtailment activities. In addition, our planned exit from certain businesses and disposals of certain assets may entail higher costs or take more time than anticipated and accordingly impact our ability to achieve our targeted cost savings. Furthermore, additional costs could arise from any number of anticipated or unanticipated developments, such as costs relating to compliance with additional regulatory requirements and increased regulatory charges.
Across all our businesses, we need to attract and retain highly qualified employees. The anticipated changes in the Group as part of our strategic initiatives may negatively impact our ability to hire and retain highly qualified employees, including due to any changes or reductions in compensation. If we are unable to attract and/or retain highly qualified employees across our businesses, this may have a material adverse effect on our ability to implement our strategy.

Wealth Management
In 3Q22, we reported income before taxes of CHF 21 million compared to income before taxes of CHF 402 million in 3Q21. Net revenues of CHF 1,365 million decreased 18% compared to 3Q21, and total operating expenses increased 8%.
Results summary
3Q22 results
In 3Q22, income before taxes of CHF 21 million decreased 95% compared to 3Q21. Net revenues of CHF 1,365 million decreased 18%, mainly reflecting lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income. Other revenues in 3Q22 included a gain on the equity investment in Allfunds Group of CHF 10 million. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 130 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 41 million. Year-to-date losses through the end of 3Q22 on the equity investment in Allfunds Group totaled CHF 511 million compared to gains of CHF 591 million in the same period last year. We recorded a provision for credit losses of CHF 7 million compared to a provision for credit losses of CHF 18 million in 3Q21. Total operating expenses of CHF 1,337 million increased 8%, mainly driven by higher general and administrative expenses, including an impairment of IT-related assets of CHF 145 million following a review of the Wealth Management technology and platform strategy, partially offset by lower compensation and benefits.
Compared to 2Q22, income before taxes increased CHF 117 million. Net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 3Q22 included the gain on the equity investment in Allfunds Group. Other revenues in 2Q22 included a loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 9 million. We recorded a provision for credit losses of CHF 7 million compared to a release of provision for credit losses of CHF 11 million in 2Q22. Total operating expenses decreased 3%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses, including the impairment of IT-related assets.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 63.3 billion, an increase of CHF 1.2 billion compared to the end of 2Q22, mainly due to the foreign exchange impact, external model and parameter updates in credit risk and movements in risk levels, primarily in market risk. Leverage exposure of CHF 231.4 billion was CHF 3.2 billion lower compared to the end of 3Q21, reflecting lower business usage, partially offset by an increase in high-quality liquid assets (HQLA) and the foreign exchange impact.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	1,365	1,266	1,656	8	(18)	3,808	5,654	(33)
Provision for credit losses	7	(11)	18	–	(61)	20	7	186
Compensation and benefits	611	774	695	(21)	(12)	2,134	2,066	3
General and administrative expenses	638	505	448	26	42	1,805	1,136	59
Commission expenses	77	79	93	(3)	(17)	245	283	(13)
Restructuring expenses	11	15	–	–	–	36	12	200
Total other operating expenses	726	599	541	21	34	2,086	1,431	46
Total operating expenses	1,337	1,373	1,236	(3)	8	4,220	3,497	21
Income/(loss) before taxes	21	(96)	402	–	(95)	(432)	2,150	–
Economic profit (CHF million)	(168)	(254)	110	(34)	–	(870)	1,037	–
Statement of operations metrics
Return on regulatory capital (%)	0.7	(3.2)	12.6	–	–	(4.7)	22.6	–
Cost/income ratio (%)	97.9	108.5	74.6	–	–	110.8	61.9	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Net interest income	615	558	511	10	20	1,687	1,608	5
Recurring commissions and fees	382	408	464	(6)	(18)	1,210	1,381	(12)
Transaction- and performance-based revenues	357	478	593	(25)	(40)	1,413	2,068	(32)
Other revenues	11	(178)	88	–	(88)	(502)	597	–
Net revenues	1,365	1,266	1,656	8	(18)	3,808	5,654	(33)
Balance sheet statistics (CHF million)
Total assets	201,828	205,387	216,846	(2)	(7)	201,828	216,846	(7)
Net loans	89,295	93,460	107,422	(4)	(17)	89,295	107,422	(17)
Risk-weighted assets	63,344	62,158	64,602	2	(2)	63,344	64,602	(2)
Leverage exposure	231,357	234,524	244,922	(1)	(6)	231,357	244,922	(6)
Margins on assets under management (annualized) (bp)
Gross margin [1]	83	73	87	–	–	73	101	–
Net margin [2]	1	(6)	21	–	–	(8)	38	–
Number of relationship managers
Number of relationship managers	1,880	1,940	1,900	(3)	(1)	1,880	1,900	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Wealth Management
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	1,365	1,266	1,656	3,808	5,654
Real estate (gains)/losses	0	0	0	(25)	0
(Gains)/losses on business sales	0	1	41	4	41
Major litigation recovery	0	0	0	0	(49)
(Gain)/loss on equity investment in Allfunds Group	(10)	168	(130)	511	(591)
(Gain)/loss on equity investment in SIX Group AG	0	9	0	7	0
Adjusted net revenues	1,355	1,444	1,567	4,305	5,055
Provision for credit losses	7	(11)	18	20	7
Total operating expenses	1,337	1,373	1,236	4,220	3,497
Restructuring expenses	(11)	(15)	–	(36)	(12)
Major litigation provisions	(54)	(16)	(70)	(300)	(59)
Expenses related to real estate disposals	(2)	(1)	0	(3)	(4)
Expenses related to equity investment in Allfunds Group	0	0	(1)	0	(20)
Adjusted total operating expenses	1,270	1,341	1,165	3,881	3,402
Income/(loss) before taxes	21	(96)	402	(432)	2,150
Adjusted income before taxes	78	114	384	404	1,646
Adjusted economic profit	(126)	(97)	97	(244)	660
Adjusted return on regulatory capital (%)	2.5	3.8	12.0	4.4	17.3
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 3Q21, net revenues of CHF 1,365 million decreased 18%, reflecting lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income. Transaction- and performance-based revenues of CHF 357 million decreased 40%, mainly driven by lower revenues from Global Trading Solutions (GTS) and lower brokerage and product issuing fees. Transaction-based revenues in 3Q22 included mark-to-market losses of CHF 35 million on our fair valued portfolio related to our APAC Financing Group. Recurring commissions and fees of CHF 382 million decreased 18%, mainly reflecting lower investment product fees due to lower average assets under management and lower security account and custody services fees, investment advisory fees and fee income on lending activities. Other revenues in 3Q22 included a gain on the equity investment in Allfunds Group of CHF 10 million. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 130 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 41 million. Net interest income of CHF 615 million increased 20%, mainly reflecting higher deposit margins on lower average deposit volumes, partially offset by stable loan margins on lower average loan volumes.
Compared to 2Q22, net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 3Q22 included the gain on the equity investment in Allfunds Group. Other revenues in 2Q22 included the loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX of CHF 9 million. Net interest income increased 10%, mainly reflecting higher deposit margins on lower average deposit volumes, partially offset by lower loan margins on lower average loan volumes. Transaction- and performance-based revenues decreased 25%, mainly reflecting lower revenues from GTS, lower brokerage and product issuing fees and lower equity participations income, partially offset by higher corporate advisory fees. Recurring commissions and fees decreased 6%, mainly reflecting lower fee from lending activities, lower investment product fees and lower security account and custody services fees.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured corporate lending.
In 3Q22, we recorded a provision for credit losses of CHF 7 million, compared to a provision for credit losses of CHF 18 million in 3Q21 and a release of provision for credit losses of CHF 11 million in 2Q22.
Total operating expenses
Compared to 3Q21, total operating expenses of CHF 1,337 million increased 8%, mainly driven by higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 638 million increased 42%, mainly driven by an impairment of IT-related assets of CHF 145 million following a review of the Wealth Management technology and platform strategy in 3Q22 and higher allocated corporate function costs. Compensation and benefits of CHF 611 million decreased 12%, mainly driven by lower discretionary compensation expenses, partially offset by higher deferred compensation expenses from prior-year awards and higher salary expenses.
Compared to 2Q22, total operating expenses decreased 3%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits decreased 21%, primarily reflecting lower discretionary compensation expenses. General and administrative expenses increased 26%, mainly reflecting the impairment of the IT-related assets in 3Q22 and higher litigation provisions.
Margins
Our gross margin was 83 basis points in 3Q22 a decrease of four basis points compared to 3Q21, mainly driven by lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by a 13% decrease in average assets under management. Compared to 2Q22, our gross margin was ten basis points higher, reflecting higher net revenues, mainly from the impact of our equity investment in Allfunds Group, and a 5% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was one basis point in 3Q22, a decrease of 20 basis points compared to 3Q21, mainly reflecting lower net revenues and higher total operating expenses, partially offset by the 13% decrease in average assets under management. Compared to 2Q22, our net margin was seven basis points higher, mainly reflecting the higher net revenues and lower operating expenses.
Assets under management
As of the end of 3Q22, assets under management of CHF 635.4 billion were CHF 26.1 billion lower compared to the end of 2Q22, mainly driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 6.4 billion reflected mainly outflows across the Middle East, Asia Pacific and Swiss ultra-high-net-worth businesses, partially offset by inflows in the European businesses.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.

Assets under management
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Assets under management (CHF billion)
Assets under management	635.4	661.5	760.6	(3.9)	(16.5)	635.4	760.6	(16.5)
Average assets under management	657.1	693.6	758.8	(5.3)	(13.4)	691.7	747.4	(7.5)
Assets under management by currency (CHF billion)
USD	318.3	323.2	374.3	(1.5)	(15.0)	318.3	374.3	(15.0)
EUR	112.4	120.8	146.1	(7.0)	(23.1)	112.4	146.1	(23.1)
CHF	64.1	69.3	77.1	(7.5)	(16.9)	64.1	77.1	(16.9)
Other	140.6	148.2	163.1	(5.1)	(13.8)	140.6	163.1	(13.8)
Assets under management	635.4	661.5	760.6	(3.9)	(16.5)	635.4	760.6	(16.5)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(6.4)	(1.4)	5.4	–	–	(3.0)	13.4	–
Other effects	(19.7)	(44.1)	(14.2)	–	–	(104.2)	40.3	–
of which market movements	(19.7)	(41.7)	(11.2)	–	–	(93.0)	23.2	–
of which foreign exchange	1.1	6.0	(1.1)	–	–	13.6	25.6	–
of which other	(1.1)	(8.4)	(1.9)	–	–	(24.8)	(8.5)	–
Increase/(decrease) in assets under management	(26.1)	(45.5)	(8.8)	–	–	(107.2)	53.7	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(3.9)	(0.8)	2.8	–	–	(0.5)	2.5	–
Other effects	(11.9)	(24.9)	(7.4)	–	–	(18.7)	7.6	–
Increase/(decrease) in assets under management (annualized)	(15.8)	(25.7)	(4.6)	–	–	(19.2)	10.1	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(0.8)	0.8	2.1	–	–	–	–	–
Other effects	(15.7)	(14.8)	8.7	–	–	–	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(16.5)	(14.0)	10.8	–	–	–	–	–

Investment Bank
In 3Q22, we reported a loss before taxes of CHF 666 million compared to income before taxes of CHF 841 million in 3Q21. Net revenues of CHF 1,106 million decreased 56% compared to 3Q21, reflecting declines across most businesses due to continued volatile market conditions, the impact of de-risking and significantly reduced capital usage.
Results summary
3Q22 results
In 3Q22, we reported a loss before taxes of CHF 666 million compared to income before taxes of CHF 841 million in 3Q21. Net revenues of CHF 1,106 million decreased 56% compared to 3Q21, driven by significantly reduced capital markets revenues and lower equity and fixed income sales and trading revenues, reflecting challenging operating conditions and the Group’s relative underperformance. Market conditions were characterized by continued geopolitical and macroeconomic uncertainty resulting in higher levels of volatility for equity and interest rates, widened credit spreads, high levels of inflation and increased energy prices. In 3Q22, we recorded a release of provision for credit losses of CHF 6 million compared to a release of CHF 168 million in 3Q21. Total operating expenses of CHF 1,778 million decreased 3% compared to 3Q21, mainly reflecting lower compensation and benefits. Adjusted operating expenses decreased 7% compared to 3Q21.
Our loss before taxes in 3Q22 improved compared to a loss before taxes of CHF 1,116 million in 2Q22. Net revenues were stable, as higher capital markets and advisory revenues were offset by reduced equity and fixed income sales and trading revenues. We recorded a release of provision for credit losses of CHF 6 million compared to a provision for credit losses of CHF 55 million in 2Q22. Total operating expenses decreased 18%, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Adjusted operating expenses decreased 8% compared to 2Q22.
Capital and leverage metrics
As of the end of 3Q22, RWA of USD 84.3 billion decreased USD 1.2 billion compared to the end of 2Q22, driven by movements in risk levels in credit risk due to business reductions. Leverage exposure of USD 323.9 billion decreased USD 25.1 billion compared to the end of 2Q22, reflecting lower HQLA and reductions in prime services.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	1,106	1,109	2,514	0	(56)	4,153	8,242	(50)
Provision for credit losses	(6)	55	(168)	–	(96)	(107)	4,216	–
Compensation and benefits	860	1,090	972	(21)	(12)	3,048	2,939	4
General and administrative expenses	765	878	731	(13)	5	2,336	2,076	13
Commission expenses	123	119	138	3	(11)	385	450	(14)
Goodwill impairment	0	23	0	(100)	–	23	0	–
Restructuring expenses	30	60	–	(50)	–	126	46	174
Total other operating expenses	918	1,080	869	(15)	6	2,870	2,572	12
Total operating expenses	1,778	2,170	1,841	(18)	(3)	5,918	5,511	7
Income/(loss) before taxes	(666)	(1,116)	841	(40)	–	(1,658)	(1,485)	12
Economic profit	(873)	(1,220)	211	(28)	–	(2,390)	(2,450)	(2)
Statement of operations metrics
Return on regulatory capital (%)	(16.1)	(25.7)	18.1	–	–	(12.8)	(9.4)	–
Cost/income ratio (%)	160.8	195.7	73.2	–	–	142.5	66.9	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	547	600	759	(9)	(28)	1,888	3,065	(38)
Equity sales and trading	239	330	514	(28)	(54)	1,073	1,422	(25)
Capital markets	96	38	897	153	(89)	564	3,054	(82)
Advisory and other fees	225	183	349	23	(36)	612	711	(14)
Other revenues [1]	(1)	(42)	(5)	(98)	(80)	16	(10)	–
Net revenues	1,106	1,109	2,514	0	(56)	4,153	8,242	(50)
Balance sheet statistics (CHF million)
Total assets	237,127	254,561	320,291	(7)	(26)	237,127	320,291	(26)
Net loans	30,492	29,253	24,374	4	25	30,492	24,374	25
Risk-weighted assets	82,529	81,722	87,721	1	(6)	82,529	87,721	(6)
Risk-weighted assets (USD)	84,273	85,517	93,854	(1)	(10)	84,273	93,854	(10)
Leverage exposure	317,149	333,473	380,439	(5)	(17)	317,149	380,439	(17)
Leverage exposure (USD)	323,852	348,958	407,039	(7)	(20)	323,852	407,039	(20)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	1,106	1,109	2,514	4,153	8,242
Real estate (gains)/losses	0	0	0	(53)	0
Archegos	0	0	(23)	(17)	470
Adjusted net revenues	1,106	1,109	2,491	4,083	8,712
Provision for credit losses	(6)	55	(168)	(107)	4,216
Archegos	0	0	188	155	(4,312)
Adjusted provision for credit losses	(6)	55	20	48	(96)
Total operating expenses	1,778	2,170	1,841	5,918	5,511
Goodwill impairment	0	(23)	0	(23)	0
Restructuring expenses	(30)	(60)	–	(126)	(46)
Major litigation provisions	0	(191)	0	(191)	0
Expenses related to real estate disposals	(12)	(5)	(3)	(20)	(36)
Archegos	(8)	(13)	24	(32)	(7)
Adjusted total operating expenses	1,728	1,878	1,862	5,526	5,422
Income/(loss) before taxes	(666)	(1,116)	841	(1,658)	(1,485)
Adjusted income/(loss) before taxes	(616)	(824)	609	(1,491)	3,386
Adjusted economic profit	(835)	(1,001)	37	(2,264)	1,203
Adjusted return on regulatory capital (%)	(14.9)	(19.0)	13.2	(11.5)	23.2
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 3Q22, fixed income revenues of CHF 547 million decreased 28% compared to 3Q21, primarily reflecting lower revenues across securitized products and global credit products, partially offset by increased macro products revenues. Securitized products revenues decreased compared to a strong prior year, primarily driven by reduced non-agency and agency trading activity, reflecting widened credit spreads and increased volatility. Global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading volumes, partially offset by increased financing revenues. In addition, emerging markets revenues decreased, primarily driven by lower structured credit activity in EMEA. These declines were partially offset by higher macro products revenues across rates and foreign exchange due to increased client activity and high levels of volatility.
Compared to 2Q22, fixed income revenues decreased 9%, reflecting lower revenues across global credit products and securitized products, partially offset by increased macro products and emerging markets revenues. Global credit products revenues decreased significantly, primarily due to lower leveraged finance trading activity. Securitized products revenues decreased, driven by reduced non-agency and agency trading activity, partially offset by increased asset finance revenues. These declines were partially offset by higher macro products revenues, reflecting higher revenues in our foreign exchange businesses due to increased volatility. In addition, emerging markets revenues increased, driven by improved financing activity across regions and increased trading activity in EMEA and Latin America.
Equity sales and trading
In 3Q22, equity sales and trading revenues of CHF 239 million decreased 54% compared to 3Q21, reflecting lower equity derivatives, prime services and cash equities revenues. Equity derivatives revenues decreased significantly compared to a strong prior year, reflecting lower structured, flow and corporate equity derivatives trading activity. Prime services revenues decreased significantly, consistent with a decline in client balances, reflecting the exit of the majority of the franchise. In addition, cash equities revenues decreased due to lower secondary trading revenues, particularly in Asia Pacific and the US.
Compared to 2Q22, equity sales and trading revenues decreased 28%, reflecting lower revenues across equity derivatives and cash equities driven by a decrease in client activity. Equity derivatives revenues decreased significantly, primarily driven by lower structured and flow equity derivatives trading activity. In addition, cash equities revenues decreased, driven by reduced trading activity in Asia Pacific and the US, partially offset by higher trading revenues in EMEA. Prime services revenues remained subdued.
Capital markets
In 3Q22, capital markets revenues of CHF 96 million decreased 89% compared to a strong 3Q21, reflecting significantly lower street fees across products and challenging market conditions, including high levels of volatility. Equity capital markets revenues decreased, reflecting significantly lower initial public offering (IPO) and follow-on issuance activity. In addition, debt capital markets revenues decreased significantly, reflecting reduced issuance activity, particularly in leveraged finance, and mark-to-market losses of CHF 118 million in leveraged finance due to challenging market conditions.
Compared to 2Q22, capital markets revenues increased 153%, primarily driven by significantly higher debt capital markets activity, reflecting increased leveraged finance issuance revenues, as 2Q22 included mark-to-market losses of CHF 235 million. In addition, equity capital markets revenues increased moderately.
Advisory and other fees
In 3Q22, advisory revenues of CHF 225 million decreased 36%, driven by lower revenues from completed mergers and acquisitions (M&A) transactions, reflecting reduced industry-wide deal closings.
Compared to 2Q22, advisory revenues increased 23%, reflecting higher revenues from completed M&A transactions.

Provision for credit losses
In 3Q22, we recorded a release of provision for credit losses of CHF 6 million compared to a release of CHF 168 million in 3Q21 and compared to a provision for credit losses of CHF 55 million in 2Q22. 3Q22 included a release of non-specific provisions for expected credit losses pertaining to the recalibration of model overlays. The release of provision for credit losses in 3Q21 was driven by a release of CHF 188 million pertaining to an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
In 3Q22, total operating expenses of CHF 1,778 million decreased 3% compared to 3Q21, mainly reflecting lower compensation and benefits. Compensation and benefits of CHF 860 million decreased 12%, reflecting reduced discretionary compensation expenses, partially offset by higher salary expenses and deferred compensation expenses from prior year awards. General and administrative expenses of CHF 765 million increased 5%, reflecting higher professional services fees, allocated corporate function costs and travel and entertainment costs, partially offset by lower litigation provisions. In 3Q22, we incurred restructuring expenses of CHF 30 million.
Compared to 2Q22, total operating expenses decreased 18%, primarily reflecting lower compensation and benefits and general and administrative expenses. Compensation and benefits decreased 21%, primarily driven by reduced discretionary compensation expenses. General and administrative expenses decreased 13%, reflecting lower litigation provisions. 2Q22 included provisions mainly in connection with a previously disclosed matter concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels.
Investment banking & capital markets fees
In order to reflect the performance and capabilities of the capital markets and advisory business and for enhanced comparability versus peers, the table below shows advisory, debt capital markets and equity capital markets fees in US dollar terms. Fees are defined as gross revenues generated from advisory and capital markets activity as well as derivatives in connection with such activity, before allocated funding costs, and excludes mark-to-market movements in debt underwriting, including leveraged finance.
	in			% change		in		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Investment banking & capital markets fees (USD million)
Advisory	245	189	391	30	(37)	662	820	(19)
Debt capital markets [1]	153	182	447	(16)	(66)	682	1,691	(60)
Equity capital markets	82	80	501	2	(84)	279	1,640	(83)
Investment banking & capital markets fees	480	451	1,339	6	(64)	1,623	4,151	(61)
1 Excludes mark-to-market movements of USD (120) million in 3Q22, USD (245) million in 2Q22, USD (367) million in 9M22 and USD 34 million in 9M21.

Swiss Bank
In 3Q22, we reported income before taxes of CHF 383 million compared to income before taxes of CHF 454 million in 3Q21. Net revenues of CHF 962 million decreased 9% compared to 3Q21, primarily reflecting lower net interest income.
Results summary
3Q22 results
In 3Q22, income before taxes of CHF 383 million decreased 16% compared to 3Q21. Net revenues of CHF 962 million decreased 9%, mainly reflecting lower net interest income and lower transaction-based revenues. Provision for credit losses was CHF 21 million compared to CHF 3 million in 3Q21. Total operating expenses of CHF 558 million decreased 6%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses.
Compared to 2Q22, income before taxes decreased 5%. Net revenues decreased 8%, mainly reflecting lower net interest income and lower transaction-based revenues. Other revenues in 2Q22 included gains on the sale of real estate of CHF 13 million and a loss on the equity investment in SIX of CHF 10 million. Provision for credit losses was CHF 21 million compared to CHF 18 million in 2Q22. Total operating expenses decreased 11%, primarily reflecting lower compensation and benefits as well as lower general and administrative expenses.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 71.4 billion, stable compared to the end of 2Q22, as movements in risk levels in credit risk were offset by internal model and parameter updates and a foreign exchange impact. Leverage exposure of CHF 240.2 billion decreased CHF 3.4 billion compared to the end of 2Q22, primarily reflecting lower HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	962	1,050	1,053	(8)	(9)	3,121	3,107	0
Provision for credit losses	21	18	3	17	–	62	8	–
Compensation and benefits	306	365	361	(16)	(15)	1,062	1,107	(4)
General and administrative expenses	218	229	206	(5)	6	640	581	10
Commission expenses	28	33	29	(15)	(3)	91	90	1
Restructuring expenses	6	3	–	100	–	10	10	–
Total other operating expenses	252	265	235	(5)	7	741	681	9
Total operating expenses	558	630	596	(11)	(6)	1,803	1,788	1
Income before taxes	383	402	454	(5)	(16)	1,256	1,311	(4)
Economic profit (CHF million)	88	101	139	(13)	(37)	343	373	(8)
Statement of operations metrics
Return on regulatory capital (%)	11.5	12.0	13.5	–	–	12.6	12.9	–
Cost/income ratio (%)	58.0	60.0	56.6	–	–	57.8	57.5	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Net interest income	525	595	589	(12)	(11)	1,696	1,758	(4)
Recurring commissions and fees	323	334	333	(3)	(3)	993	970	2
Transaction-based revenues	121	138	146	(12)	(17)	395	423	(7)
Other revenues	(7)	(17)	(15)	(59)	(53)	37	(44)	–
Net revenues	962	1,050	1,053	(8)	(9)	3,121	3,107	0
Balance sheet statistics (CHF million)
Total assets	216,135	219,151	224,798	(1)	(4)	216,135	224,798	(4)
Net loans	160,947	161,763	163,483	(1)	(2)	160,947	163,483	(2)
Risk-weighted assets	71,445	71,584	69,873	0	2	71,445	69,873	2
Leverage exposure	240,153	243,556	250,439	(1)	(4)	240,153	250,439	(4)
Margins on assets under management (annualized) (bp)
Gross margin [1]	71	74	71	–	–	73	72	–
Net margin [2]	28	28	31	–	–	29	30	–
Number of relationship managers
Number of relationship managers	1,660	1,680	1,650	(1)	1	1,660	1,650	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	962	1,050	1,053	3,121	3,107
Real estate (gains)/losses	0	(13)	(4)	(97)	(8)
(Gain)/loss on equity investment in SIX Group AG	0	10	0	7	0
(Gain)/loss on equity investment in Pfandbriefbank	(6)	0	0	(6)	0
Adjusted net revenues	956	1,047	1,049	3,025	3,099
Provision for credit losses	21	18	3	62	8
Total operating expenses	558	630	596	1,803	1,788
Restructuring expenses	(6)	(3)	–	(10)	(10)
Expenses related to real estate disposals	0	0	0	0	(4)
Adjusted total operating expenses	552	627	596	1,793	1,774
Income before taxes	383	402	454	1,256	1,311
Adjusted income before taxes	383	402	450	1,170	1,317
Adjusted economic profit	88	101	136	279	377
Adjusted return on regulatory capital (%)	11.5	12.0	13.4	11.7	13.0
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 3Q21, net revenues of CHF 962 million decreased 9%, mainly reflecting lower net interest income and lower transaction-based revenues. Net interest income of CHF 525 million decreased 11%, primarily driven by lower treasury revenues, mainly reflecting lower Swiss National Bank (SNB) threshold benefits from the recent SNB increase of interest rates, and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Transaction-based revenues of CHF 121 million decreased 17%, mainly reflecting valuation gains in 3Q21 on derivatives in connection with the transition from Interbank Offered Rate (IBOR) to alternative reference rates, lower gains on equity investments as well as lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business. Recurring commissions and fees of CHF 323 million decreased 3%, mainly driven by lower security account and custody services fees, lower investment product management fees as well as lower investment advisory fees, partially offset by higher fees from lending activities.
Compared to 2Q22, net revenues decreased 8%, mainly reflecting lower net interest income and lower transaction-based revenues. Net interest income decreased 12%, primarily driven by lower treasury revenues and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on slightly lower average deposit volumes. Transaction-based revenues decreased 12%, mainly reflecting lower equity participations income as well as lower brokerage and product issuing fees, partially offset by losses on equity investments in 2Q22. Recurring commissions and fees decreased 3%, mainly driven by lower security account and custody services fees, lower fees from lending activities and lower investment product management fees. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 3Q22, we recorded provision for credit losses of CHF 21 million compared to provision for credit losses of CHF 3 million in 3Q21 and CHF 18 million in 2Q22. The provisions in 3Q22 mainly included CHF 11 million of non-specific provisions for expected credit losses as well as specific provisions related to our consumer finance business.
Total operating expenses
Compared to 3Q21, total operating expenses of CHF 558 million decreased 6%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 306 million decreased 15%, primarily driven by lower discretionary compensation expenses, partially offset by higher deferred compensation expenses from prior-year awards and higher pension expenses. General and administrative expenses of CHF 218 million increased 6%, mainly driven by higher allocated corporate function costs and higher occupancy expenses.
Compared to 2Q22, total operating expenses decreased 11%, primarily reflecting lower compensation and benefits as well as lower general and administrative expenses. Compensation and benefits decreased 16%, primarily reflecting lower discretionary compensation expenses. General and administrative expenses decreased 5%, mainly driven by lower allocated corporate function costs.
Margins
Our gross margin was 71 basis points in 3Q22, stable compared to 3Q21, with lower net interest income and lower transaction-based revenues, offset by a 7.9% decrease in average assets under management. Compared to 2Q22, our gross margin was three basis points lower, mainly driven by lower net interest income and lower transaction-based revenues, partially offset by a 4.2% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 28 basis points in 3Q22, a decrease of three basis points compared to 3Q21, mainly driven by lower net revenues, partially offset by lower total operating expenses and the lower average assets under management. Compared to 2Q22, our net margin was stable, with lower net revenues, offset by lower total operating expenses and the lower average assets under management.
Assets under management
As of the end of 3Q22, assets under management of CHF 527.1 billion were CHF 17.4 billion lower compared to the end of 2Q22, driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 1.5 billion reflected outflows in our private clients business, partially offset by inflows in our institutional clients business.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.

Assets under management
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Assets under management (CHF billion)
Assets under management	527.1	544.5	588.8	(3.2)	(10.5)	527.1	588.8	(10.5)
Average assets under management	545.7	569.4	592.2	(4.2)	(7.9)	567.7	576.8	(1.6)
Assets under management by currency (CHF billion)
USD	55.8	56.8	63.1	(1.8)	(11.6)	55.8	63.1	(11.6)
EUR	20.8	22.3	27.0	(6.7)	(23.0)	20.8	27.0	(23.0)
CHF	443.1	457.7	489.7	(3.2)	(9.5)	443.1	489.7	(9.5)
Other	7.4	7.7	9.0	(3.9)	(17.8)	7.4	9.0	(17.8)
Assets under management	527.1	544.5	588.8	(3.2)	(10.5)	527.1	588.8	(10.5)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(1.5)	(1.6)	0.4	–	–	2.9	4.9	–
Other effects	(15.9)	(36.4)	0.2	–	–	(73.7)	32.9	–
of which market movements	(16.2)	(37.8)	0.2	–	–	(76.9)	28.5	–
of which foreign exchange	0.3	1.4	0.1	–	–	1.8	3.9	–
of which other	0.0	0.0	(0.1)	–	–	1.4	0.5	–
Increase/(decrease) in assets under management	(17.4)	(38.0)	0.6	–	–	(70.8)	37.8	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(1.1)	(1.1)	0.3	–	–	0.6	1.2	–
Other effects	(11.7)	(25.0)	0.1	–	–	(16.4)	7.9	–
Increase/(decrease) in assets under management (annualized)	(12.8)	(26.1)	0.4	–	–	(15.8)	9.1	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	0.7	1.0	1.6	–	–	–	–	–
Other effects	(11.2)	(8.4)	9.5	–	–	–	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(10.5)	(7.4)	11.1	–	–	–	–	–

Asset Management
In 3Q22, we reported income before taxes of CHF 90 million compared to income before taxes of CHF 18 million in 3Q21. Net revenues of CHF 336 million increased 15% compared to 3Q21, reflecting the York impairment loss in 3Q21.
Results summary
3Q22 results
In 3Q22, we reported income before taxes of CHF 90 million, which increased significantly compared to 3Q21, driven by a combination of increased net revenues and lower total operating expenses. Net revenues of CHF 336 million increased 15% compared to 3Q21, driven in particular by higher investment and partnership income due to an impairment loss of CHF 113 million related to our non-controlling interest in York Capital Management (York) in the prior year, partially offset by lower performance, transaction and placement revenues and reduced management fees. On an adjusted basis, net revenues decreased 15%, reflecting lower performance, transaction and placement revenues and reduced management fees. Total operating expenses of CHF 247 million decreased 10% compared to 3Q21, mainly reflecting reduced compensation and benefits and lower general and administrative expenses.
Compared to 2Q22, income before taxes increased significantly, reflecting lower total operating expenses and higher net revenues. Net revenues increased 8%, driven by higher performance, transaction and placement revenues and increased investment and partnership income, partially offset by lower management fees. Total operating expenses decreased 11%, mainly reflecting reduced compensation and benefits, partially offset by higher general and administrative expenses.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 8.5 billion, stable compared to the end of 2Q22. Leverage exposure of CHF 3.0 billion was stable compared to the end of 2Q22.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	336	311	292	8	15	1,008	1,109	(9)
Provision for credit losses	(1)	2	1	–	–	1	2	(50)
Compensation and benefits	111	158	125	(30)	(11)	434	447	(3)
General and administrative expenses	110	96	120	15	(8)	320	306	5
Commission expenses	23	24	28	(4)	(18)	76	82	(7)
Restructuring expenses	3	1	–	200	–	4	3	33
Total other operating expenses	136	121	148	12	(8)	400	391	2
Total operating expenses	247	279	273	(11)	(10)	834	838	0
Income before taxes	90	30	18	200	400	173	269	(36)
Economic profit (CHF million)	55	9	0	–	–	92	158	(42)
Statement of operations metrics
Return on regulatory capital (%)	42.6	14.1	7.8	–	–	27.6	38.0	–
Cost/income ratio (%)	73.5	89.7	93.5	–	–	82.7	75.6	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Management fees	250	258	287	(3)	(13)	780	851	(8)
Performance, transaction and placement revenues	33	5	75	–	(56)	84	246	(66)
Investment and partnership income	53	48	(70)	10	–	144	12	–
Net revenues	336	311	292	8	15	1,008	1,109	(9)
of which recurring commissions and fees	250	259	288	(3)	(13)	781	853	(8)
of which transaction- and performance-based revenues	67	73	122	(8)	(45)	219	347	(37)
of which other revenues	19	(21)	(118)	–	–	8	(91)	–
Balance sheet statistics (CHF million)
Total assets	3,881	3,785	3,728	3	4	3,881	3,728	4
Risk-weighted assets	8,522	8,580	8,395	(1)	2	8,522	8,395	2
Leverage exposure	2,960	2,886	2,769	3	7	2,960	2,769	7
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	336	311	292	1,008	1,109
Real estate (gains)/losses	0	0	0	(2)	0
Impairment on York Capital Management	10	0	113	10	113
Adjusted net revenues	346	311	405	1,016	1,222
Provision for credit losses	(1)	2	1	1	2
Total operating expenses	247	279	273	834	838
Restructuring expenses	(3)	(1)	–	(4)	(3)
Expenses related to real estate disposals	(1)	0	0	(1)	(1)
Adjusted total operating expenses	243	278	273	829	834
Income before taxes	90	30	18	173	269
Adjusted income before taxes	104	31	131	186	386
Adjusted economic profit	65	10	85	102	247
Adjusted return on regulatory capital (%)	48.7	14.6	57.2	29.6	54.6
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 3Q21, net revenues of CHF 336 million increased 15%, reflecting higher investment and partnership income due to the CHF 113 million York impairment loss in 3Q21, partially offset by lower performance, transaction and placement revenues and management fees. Performance, transaction and placement revenues of CHF 33 million decreased 56%, mainly driven by lower placement fees and investment related losses. Management fees of CHF 250 million decreased 13%, reflecting a combination of lower average assets under management and increased investor bias towards passive products. Investment and partnership income of CHF 53 million increased significantly, mainly due to the York impairment loss in 3Q21.
Compared to 2Q22, net revenues increased 8% driven primarily by higher performance, transaction and placement revenues and increased investment and partnership income, partially offset by lower management fees. Performance, transaction and placement revenues increased by CHF 28 million, reflecting in particular lower investment-related losses. Investment and partnership income increased 10%, mainly due to increased investment related gains. Management fees decreased 3%, mainly reflecting lower average assets under management.

Total operating expenses
Compared to 3Q21, total operating expenses of CHF 247 million decreased 10%, driven by reduced compensation and benefits and lower general and administrative expenses. Compensation and benefits of CHF 111 million decreased 11%, primarily due to lower discretionary compensation expenses, partially offset by higher deferred compensation from prior-year awards. General and administrative expenses of CHF 110 million decreased 8%, mainly reflecting reduced professional services fees related to the wind down and administration of the SCFF, partially offset by higher allocated corporate function costs.
Compared to 2Q22, total operating expenses decreased 11%, mainly reflecting reduced compensation and benefits, partially offset by higher general and administrative expenses. General and administrative expenses increased 15%, mainly driven by higher professional services fees compared to 2Q22, which included, a release of certain expense provisions relating to the wind down and administration of the SCFF. Compensation and benefits decreased 30%, primarily due to reduced discretionary compensation expenses.
Assets under management
As of the end of 3Q22, assets under management of CHF 411.3 billion were CHF 15.7 billion lower compared to the end of 2Q22, mainly reflecting unfavorable market movements. Net asset outflows of CHF 4.2 billion were driven by outflows from traditional investments, primarily related to outflows in index solutions, equities and fixed income, and alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.
Assets under management
	in / end of			% change		in / end of			% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21		YoY
Assets under management (CHF billion)
Traditional investments	245.2	261.7	305.3	(6.3)	(19.7)	245.2	305.3		(19.7)
Alternative investments	113.5	111.2	118.5	2.1	(4.2)	113.5	118.5		(4.2)
Investments and partnerships	52.6	54.1	50.9	(2.8)	3.3	52.6	50.9		3.3
Assets under management	411.3	427.0	474.7	(3.7)	(13.4)	411.3	474.7		(13.4)
Average assets under management	429.3	449.9	472.2	(4.6)	(9.1)	449.0	461.2		(2.6)
Assets under management by currency (CHF billion)
USD	101.4	105.1	124.5	(3.5)	(18.6)	101.4	124.5		(18.6)
EUR	42.9	46.4	59.1	(7.5)	(27.4)	42.9	59.1		(27.4)
CHF	208.7	215.4	234.7	(3.1)	(11.1)	208.7	234.7		(11.1)
Other	58.3	60.1	56.4	(3.0)	3.4	58.3	56.4		3.4
Assets under management	411.3	427.0	474.7	(3.7)	(13.4)	411.3	474.7		(13.4)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows) [1]	(4.2)	(6.1)	(1.7)	–	–	(10.9)	9.9		–
Other effects	(11.5)	(28.9)	5.0	–	–	(54.6)	24.5		–
of which market movements	(10.6)	(30.3)	4.8	–	–	(55.9)	24.5		–
of which foreign exchange	(1.0)	1.4	0.5	–	–	2.1	10.6		–
of which other	0.1	0.0	(0.3)	–	–	(0.8)	(10.6)	[2]	–
Increase/(decrease) in assets under management	(15.7)	(35.0)	3.3	–	–	(65.5)	34.4		–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(3.9)	(5.3)	(1.4)	–	–	(3.0)	3.0		–
Other effects	(10.8)	(25.0)	4.2	–	–	(15.3)	7.4		–
Increase/(decrease) in assets under management (annualized)	(14.7)	(30.3)	2.8	–	–	(18.3)	10.4		–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(1.3)	(0.8)	3.7	–	–	–	–		–
Other effects	(12.1)	(8.6)	4.6	–	–	–	–		–
Increase/(decrease) in assets under management (rolling four-quarter average)	(13.4)	(9.4)	8.3	–	–	–	–		–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 3Q22, we reported a loss before taxes of CHF 170 million compared to losses of CHF 707 million in 3Q21 and CHF 393 million in 2Q22.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
3Q22 results
In 3Q22, we reported a loss before taxes of CHF 170 million compared to losses before taxes of CHF 707 million in 3Q21 and CHF 393 million in 2Q22. Net revenues of CHF 35 million in 3Q22 were primarily driven by other revenues. Total operating expenses of CHF 205 million decreased compared to 3Q21 and 2Q22, primarily driven by lower litigation provisions.
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Treasury results	(7)	(155)	(57)	(95)	(88)	(416)	(44)	–
Asset Resolution Unit	(1)	22	(34)	–	(97)	60	(110)	–
Other	43	42	13	2	231	127	156	(19)
Net revenues	35	(91)	(78)	–	–	(229)	2	–
Provision for credit losses	0	0	2	–	(100)	(1)	(8)	(88)
Compensation and benefits	13	5	102	160	(87)	73	259	(72)
General and administrative expenses	188	297	507	(37)	(63)	971	878	11
Commission expenses	(1)	(1)	18	0	–	5	55	(91)
Restructuring expenses	5	1	–	400	–	5	(1)	–
Total other operating expenses	192	297	525	(35)	(63)	981	932	5
Total operating expenses	205	302	627	(32)	(67)	1,054	1,191	(12)
Income/(loss) before taxes	(170)	(393)	(707)	(57)	(76)	(1,282)	(1,181)	9
of which Asset Resolution Unit	(28)	(7)	(73)	300	(62)	(25)	(220)	(89)
Balance sheet statistics (CHF million)
Total assets	41,387	44,481	54,570	(7)	(24)	41,387	54,570	(24)
Risk-weighted assets	47,758	50,398	47,548	(5)	0	47,758	47,548	0
Leverage exposure	45,262	48,298	58,850	(6)	(23)	45,262	58,850	(23)

Reconciliation of adjustment items
	Corporate Center
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	35	(91)	(78)	(229)	2
(Gains)/losses on business sales	0	0	1	0	1
Valuation adjustment related to major litigation	0	0	69	0	69
Adjusted net revenues	35	(91)	(8)	(229)	72
Provision for credit losses	0	0	2	(1)	(8)
Total operating expenses	205	302	627	1,054	1,191
Restructuring expenses	(5)	(1)	–	(5)	1
Major litigation provisions	(124)	(227)	(425)	(774)	(648)
Adjusted total operating expenses	76	74	202	275	544
Income/(loss) before taxes	(170)	(393)	(707)	(1,282)	(1,181)
Adjusted income/(loss) before taxes	(41)	(165)	(212)	(503)	(464)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 47.8 billion, a decrease of CHF 2.6 billion compared to the end of 2Q22, primarily driven by movements in risk levels, mainly in credit risk, partially offset by an increase in internal model and parameter updates, mainly in operational risk, and the foreign exchange impact. Movements in risk levels in credit risk included the impact of the valuation allowance from the reassessment of deferred tax assets as a result of the comprehensive strategic review. The internal model and parameter updates mainly related to updates to our advanced measurement approach model to reflect increased litigation provisions in 1Q22, primarily relating to developments in a number of previously disclosed legal matters. Leverage exposure was CHF 45.3 billion as of the end of 3Q22, a decrease of CHF 3.0 billion compared to the end of 2Q22, mainly driven by lower business usage.
Results details
Net revenues
In 3Q22, we reported net revenues of CHF 35 million compared to negative net revenues of CHF 78 million in 3Q21 and CHF 91 million in 2Q22.
Negative treasury results of CHF 7 million in 3Q22 primarily reflected losses of CHF 59 million relating to changes in market rates impacting fair value option own debt and losses of CHF 41 million relating to fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 73 million relating to hedging volatility. In 3Q21, negative treasury results of CHF 57 million primarily reflected negative revenues of CHF 33 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 28 million with respect to structured notes volatility and losses of CHF 10 million relating to changes in market rates impacting fair value option own debt. Negative revenues and losses were partially offset by gains of CHF 19 million on fair-valued money market instruments. In 2Q22, negative treasury results of CHF 155 million primarily reflected losses of CHF 69 million relating to fair-valued money market instruments, losses of CHF 66 million with respect to structured notes volatility and losses of CHF 19 million relating to changes in market rates impacting fair value option own debt.
In the Asset Resolution Unit, we reported negative net revenues of CHF 1 million in 3Q22 compared to negative net revenues of CHF 34 million in 3Q21 and net revenues of CHF 22 million in 2Q22. Compared to 3Q21, the movement was driven by lower asset funding costs and higher revenues from portfolio assets. Compared to 2Q22, the movement was primarily driven by lower revenues from portfolio assets.
In 3Q22, other revenues of CHF 43 million increased CHF 30 million compared to 3Q21, mainly reflecting negative revenues of CHF 69 million in 3Q21 in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter. Compared to 2Q22, other revenues increased CHF 1 million.
Total operating expenses
Total operating expenses of CHF 205 million decreased CHF 422 million compared to 3Q21, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 188 million decreased CHF 319 million, reflecting lower litigation provisions. 3Q22 included litigation provisions of CHF 140 million, mainly related to legacy legal matters, including the settlement for the legacy French matter, compared to CHF 440 million in 3Q21, which included provisions in connection with settlements for legacy issues with regard to the Mozambique matter, as well as in connection with certain other legacy matters, including mortgage-related matters, and the SCFF matter. Compensation and benefits decreased CHF 89 million, mainly driven by decreases in deferred compensation expenses from prior-year awards, expenses for long-dated legacy deferred compensation and retirement programs as well as in discretionary compensation expenses.

Compared to 2Q22, total operating expenses decreased CHF 97 million, mainly reflecting a decrease in general and administrative expenses, partially offset by an increase in compensation and benefits. General and administrative expenses decreased CHF 109 million, mainly reflecting lower litigation provisions. 2Q22 included litigation provisions of CHF 243 million, mainly related to legacy legal matters. Compensation and benefits increased CHF 8 million, mainly driven by increases in expenses for long-dated legacy deferred compensation and retirement programs as well as deferred compensation expenses from prior-year awards, partially offset by a decrease in discretionary compensation expenses.
Asset Resolution Unit
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	21	46	12	(54)	75	128	29	341
Asset funding costs	(22)	(24)	(46)	(8)	(52)	(68)	(139)	(51)
Net revenues	(1)	22	(34)	–	(97)	60	(110)	–
Provision for credit losses	(1)	0	2	–	–	(2)	1	–
Compensation and benefits	14	15	20	(7)	(30)	44	58	(24)
General and administrative expenses	12	13	16	(8)	(25)	39	47	(17)
Commission expenses	2	1	1	100	100	4	4	0
Total other operating expenses	14	14	17	0	(18)	43	51	(16)
Total operating expenses	28	29	37	(3)	(24)	87	109	(20)
Income/(loss) before taxes	(28)	(7)	(73)	300	(62)	(25)	(220)	(89)
Balance sheet statistics (CHF million)
Total assets	9,867	9,995	11,929	(1)	(17)	9,867	11,929	(17)
Risk-weighted assets (USD) [1]	5,525	6,021	7,618	(8)	(27)	5,525	7,618	(27)
Leverage exposure (USD)	13,662	15,279	18,574	(11)	(26)	13,662	18,574	(26)
1 Risk-weighted assets excluding operational risk were USD 4,898 million, USD 5,403 million and USD 6,635 million as of the end of 3Q22, 2Q22 and 3Q21, respectively.

Assets under management
As of the end of 3Q22, assets under management were CHF 1,400.6 billion, 3.7% lower compared to the end of 2Q22, with net asset outflows of CHF 12.9 billion in 3Q22.
Assets under management, client assets and net new assets
	end of			% change
	3Q22	2Q22	3Q21	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	635.4	661.5	760.6	(3.9)	(16.5)
Swiss Bank	527.1	544.5	588.8	(3.2)	(10.5)
Asset Management	411.3	427.0	474.7	(3.7)	(13.4)
Assets managed across businesses [1]	(173.2)	(179.1)	(201.1)	(3.3)	(13.9)
Assets under management	1,400.6	1,453.9	1,623.0	(3.7)	(13.7)
of which discretionary assets	460.9	478.8	528.0	(3.7)	(12.7)
of which advisory assets	939.7	975.1	1,095.0	(3.6)	(14.2)
Client assets (CHF billion) [2]
Wealth Management	826.3	880.4	1,009.5	(6.1)	(18.1)
Swiss Bank	642.2	664.1	714.7	(3.3)	(10.1)
Asset Management	411.3	427.0	474.7	(3.7)	(13.4)
Assets managed across businesses	(173.2)	(179.1)	(201.2)	(3.3)	(13.9)
Client assets	1,706.6	1,792.4	1,997.7	(4.8)	(14.6)
in	3Q22	2Q22	3Q21	9M22	9M21
Net new assets (CHF billion)
Wealth Management	(6.4)	(1.4)	5.4	(3.0)	13.4
Swiss Bank	(1.5)	(1.6)	0.4	2.9	4.9
Asset Management [3]	(4.2)	(6.1)	(1.7)	(10.9)	9.9
Assets managed across businesses [1]	(0.8)	1.4	1.5	(1.7)	1.1
Net new assets/(net asset outflows)	(12.9)	(7.7)	5.6	(12.7)	29.3
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
3Q22 results
As of the end of 3Q22, assets under management of CHF 1,400.6 billion decreased CHF 53.3 billion compared to the end of 2Q22. The decrease was mainly driven by unfavorable market movements and net asset outflows of CHF 12.9 billion.
Net asset outflows of CHF 12.9 billion in 3Q22 mainly reflected outflows across the following businesses. Net asset outflows of CHF 6.4 billion in Wealth Management reflected mainly outflows across the Middle East, Asia Pacific and Swiss ultra-high-net-worth businesses, partially offset by inflows in the European businesses. Net asset outflows of CHF 4.2 billion in Asset Management were driven by outflows from traditional investments, primarily related to outflows in index solutions, equities and fixed income, and alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. Net asset outflows of CHF 1.5 billion in Swiss Bank reflected outflows in the private clients business, partially offset by inflows in institutional clients business.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.

Assets under management and net new assets by region
	end of			% change
	3Q22	2Q22	3Q21	QoQ	YoY
Assets under management (CHF billion)
Switzerland	914.8	951.9	1,051.8	(3.9)	(13.0)
EMEA	264.8	274.5	335.4	(3.5)	(21.0)
Asia Pacific	249.3	260.3	282.8	(4.2)	(11.8)
Americas	144.9	146.3	154.1	(1.0)	(6.0)
Assets managed across regions	(173.2)	(179.1)	(201.1)	(3.3)	(13.9)
Assets under management	1,400.6	1,453.9	1,623.0	(3.7)	(13.7)
in	3Q22	2Q22	3Q21	9M22	9M21
Net new assets (CHF billion)
Switzerland	(5.5)	(6.0)	(0.4)	(1.5)	12.5
EMEA	(2.2)	(3.1)	0.8	(5.1)	5.6
Asia Pacific	(1.2)	2.3	3.5	3.6	4.4
Americas	(3.2)	(2.3)	0.2	(8.0)	5.7
Assets managed across regions	(0.8)	1.4	1.5	(1.7)	1.1
Net new assets/(net asset outflows)	(12.9)	(7.7)	5.6	(12.7)	29.3

Additional financial metrics
Balance sheet
As of the end of 3Q22, total assets of CHF 700.4 billion decreased 4% compared to 2Q22, reflecting lower operating activities, partially offset by a positive foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 31.5 billion.
Litigation
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.3 billion as of the end of 3Q22.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 43.3 billion as of the end of 3Q22 compared to CHF 45.8 billion as of the end of 2Q22. Total shareholders’ equity was negatively impacted by the net loss attributable to shareholders and losses in cash flow hedges, partially offset by gains on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments and an increase in the share-based compensation obligation.
Liquidity metrics
Our average LCR was 192% as of the end of 3Q22, stable compared to the end of 2Q22. The NSFR was 136% as of the end of 3Q22 compared to 132% as of the end of 2Q22.
> Refer to “Liquidity issues in October 2022” in Credit Suisse for further information.
Capital metrics
The CET1 ratio was 12.6% as of the end of 3Q22 compared to 13.5% as of the end of 2Q22. The tier 1 ratio was 18.3% as of the end of 3Q22 compared to 19.2% as of the end of 2Q22. The total capital ratio was 18.3% as of the end of 3Q22 compared to 19.4% as of the end of 2Q22.
CET1 capital of CHF 34.4 billion as of the end of 3Q22 decreased 7% compared to CHF 37.0 billion as of the end of 2Q22, mainly due to the net loss attributable to shareholders, which included a valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review. The decrease also reflected a regulatory adjustment of deferred tax assets relating to net operating losses of CHF 1,005 million, which included CHF 1,700 million for the partial reversal of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review and a deferred tax asset reclassification of CHF (441) million related to the Group’s tax election to accelerate the tax loss recognition of a previously recognized deferred tax asset on timing differences in 2021. The decrease was partially offset by a positive foreign exchange impact.
Additional tier 1 capital was CHF 15.7 billion as of the end of 3Q22, stable compared to the end of 2Q22. Total eligible capital of CHF 50.1 billion as of the end of 3Q22 decreased 6% compared to the end of 2Q22.
RWA were CHF 273.6 billion as of the end of 3Q22, stable compared the end of 2Q22, as internal model and parameter updates, mainly in operational risk, and a positive foreign exchange impact were offset by movements in risk levels in credit risk. The internal model and parameter updates mainly related to updates to our advanced measurement approach model to reflect increased litigation provisions in 1Q22, primarily relating to developments in a number of previously disclosed legal matters. Movements in risk levels in credit risk included the impact of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review reflected in the Corporate Center.
Leverage metrics
The BIS tier 1 leverage ratio was 6.0% as of the end of 3Q22, with a BIS CET1 component of 4.1%.
BIS capital and leverage metrics
end of	3Q22	2Q22	4Q21
Capital metrics
Risk-weighted assets (CHF billion)	273.6	274.4	267.8
CET1 ratio (%)	12.6	13.5	14.4
Tier 1 ratio (%)	18.3	19.2	20.3
Total capital ratio (%)	18.3	19.4	20.5
Leverage metrics
Leverage exposure (CHF billion)	836.9	862.7	889.1
CET1 leverage ratio (%)	4.1	4.3	4.3
Tier 1 leverage ratio (%)	6.0	6.1	6.1
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.
The leverage exposure of CHF 836.9 billion as of the end of 3Q22 decreased 3% compared to CHF 862.7 billion as of the end of 2Q22, mainly reflecting a decrease in the consolidated balance sheet, reflecting lower operating activities, primarily driven by a reduction of HQLA as a result of business reductions in the Investment Bank, partially offset by a positive foreign exchange translation impact.
Credit Suisse AG – parent company
As a result of the strategy announcement, in particular as a result of our proposed transaction relating to our securitized products business, Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio has reduced significantly as a result of further participation valuation adjustments. In contrast, the announced capital actions are expected to strengthen the Group CET1 ratio. In light of the bank’s transformation, FINMA reduced the size of the capital surcharges for the bank's market share and its size according to the Capital Adequacy Ordinance. This results in a lower total capital requirement for Credit Suisse Group and its domestic subsidiaries. In addition, the Bank parent company will temporarily use capital buffers until the end 2025, in line with the Capital Adequacy Ordinance and regulatory guidance by FINMA. This allows the bank effective and efficient capital management during the strategic transformation.

Important information
The Group has not finalized its 3Q22 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. In particular, the information contained herein relating to the anticipated accounting and capital impacts on certain deferred tax asset positions, Bank Parent company participation(s) valuations and other potential matters, continue to be analyzed in light of the changes to the Group’s strategic plans announced on October 27, 2022, making these and other closely-related metrics more susceptible to change as we complete our quarter-end procedures.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the Basel Committee on Banking Supervision and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.
References to phase-in and look-through included herein refer to Basel requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2021, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group 3Q22 Financial Report that is scheduled to be released on November 3, 2022). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
This document is not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.
This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or the laws of any US state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States of America.
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, US Securities and Exchange Commission (SEC) and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures, including earnings releases. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
BIS capital metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	34,423	37,049	38,529	(7)
Tier 1 capital	50,110	52,736	54,373	(5)
Total eligible capital	50,110	53,217	54,852	(6)
Risk-weighted assets	273,598	274,442	267,787	0
Capital ratios (%)
CET1 ratio	12.6	13.5	14.4	–
Tier 1 ratio	18.3	19.2	20.3	–
Total capital ratio	18.3	19.4	20.5	–
Eligible capital – Group
					% change
end of	3Q22	2Q22	4Q21		QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,267	45,842	43,954		(6)
Adjustments
Regulatory adjustments [1]	(295)	(175)	157		69
Goodwill [2]	(2,987)	(2,953)	(2,893)		1
Other intangible assets [2]	(54)	(49)	(50)		10
Deferred tax assets that rely on future profitability	(142)	(1,124)	(881)		(87)
Shortfall of provisions to expected losses	(214)	(249)	(220)		(14)
(Gains)/losses due to changes in own credit on fair-valued liabilities	(2,967)	(1,536)	2,144		93
Defined benefit pension assets [2]	(3,475)	(3,463)	(3,280)		0
Investments in own shares	(36)	(79)	(477)		(54)
Other adjustments [3]	1,326	835	75		59
Total adjustments	(8,844)	(8,793)	(5,425)		1
CET1 capital	34,423	37,049	38,529		(7)
High-trigger capital instruments (7% trigger)	11,193	11,223	11,399		0
Low-trigger capital instruments (5.125% trigger)	4,494	4,464	4,445		1
Additional tier 1 capital	15,687	15,687	15,844		0
Tier 1 capital	50,110	52,736	54,373		(5)
Tier 2 low-trigger capital instruments (5% trigger)	0	481	479		(100)
Tier 2 capital	0	481	479	[4]	(100)
Total eligible capital	50,110	53,217	54,852	[4]	(6)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

3Q22 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	37,049
Net income/(loss) attributable to shareholders	(4,034)
Foreign exchange impact [1]	438
Regulatory adjustment of deferred tax assets relating to net operating losses	1,005
of which valuation allowance [2]	1,700
of which reclassification of deferred tax assets [3]	(441)
of which other regulatory adjustments	(254)
Other	(35)
Balance at end of period	34,423
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,687
Foreign exchange impact	347
Other [4]	(347)
Balance at end of period	15,687
Tier 2 capital (CHF million)
Balance at beginning of period	481
Foreign exchange impact	12
Other [5]	(493)
Balance at end of period	0
Eligible capital (CHF million)
Balance at end of period	50,110
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Reflects the partial reversal of the valuation allowance relating to the reassessment of the deferred tax asset as a result of the comprehensive strategic review.
3
Reflects the reclassification of deferred tax asset related to the Group’s tax election to accelerate the tax loss recognition of a previously recognized deferred tax asset on timing differences in 2021.

4 Primarily reflects valuation impacts.
5 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
3Q22 (CHF million)
Credit risk	42,377	53,526	63,889	6,279	11,922	177,993
Market risk	3,230	11,181	157	73	2,084	16,725
Operational risk	17,737	17,822	7,399	2,170	33,752	78,880
Risk-weighted assets	63,344	82,529	71,445	8,522	47,758	273,598
4Q21 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787

Risk-weighted asset movement by risk type – Group
3Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	42,020	53,912	64,345	6,422	18,796	185,495
Foreign exchange impact	88	838	59	7	89	1,081
Movements in risk levels	(20)	(1,340)	(1,452)	(150)	(6,982)	(9,944)
Model and parameter updates – internal [1]	(102)	9	787	0	19	713
Model and parameter updates – external [2]	391	107	150	0	0	648
Balance at end of period	42,377	53,526	63,889	6,279	11,922	177,993
Market risk (CHF million)
Balance at beginning of period	3,062	10,687	114	68	2,070	16,001
Foreign exchange impact	77	272	3	2	52	406
Movements in risk levels	213	(94)	122	(5)	(189)	47
Model and parameter updates – internal [1]	(122)	316	(82)	8	151	271
Balance at end of period	3,230	11,181	157	73	2,084	16,725
Operational risk (CHF million)
Balance at beginning of period	17,076	17,123	7,125	2,090	29,532	72,946
Foreign exchange impact	422	425	177	51	733	1,808
Movements in risk levels	(15)	15	0	0	0	0
Model and parameter updates – internal [1]	254	259	97	29	3,487	4,126
Balance at end of period	17,737	17,822	7,399	2,170	33,752	78,880
Total (CHF million)
Balance at beginning of period	62,158	81,722	71,584	8,580	50,398	274,442
Foreign exchange impact	587	1,535	239	60	874	3,295
Movements in risk levels	178	(1,419)	(1,330)	(155)	(7,171)	(9,897)
Model and parameter updates – internal [1]	30	584	802	37	3,657	5,110
Model and parameter updates – external [2]	391	107	150	0	0	648
Balance at end of period	63,344	82,529	71,445	8,522	47,758	273,598
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
BIS leverage metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	34,423	37,049	38,529	(7)
Tier 1 capital	50,110	52,736	54,373	(5)
Leverage exposure	836,881	862,737	889,137	(3)
Leverage ratios (%)
CET1 leverage ratio	4.1	4.3	4.3	–
Tier 1 leverage ratio	6.0	6.1	6.1	–

Swiss capital metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	34,423	37,049	38,529	(7)
Going concern capital	50,110	52,736	54,372	(5)
Gone concern capital	47,288	44,160	46,648	7
Total loss-absorbing capacity (TLAC)	97,398	96,896	101,020	1
Swiss risk-weighted assets	274,138	274,997	268,418	0
Swiss capital ratios (%)
Swiss CET1 ratio	12.6	13.5	14.4	–
Going concern capital ratio	18.3	19.2	20.3	–
Gone concern capital ratio	17.2	16.1	17.4	–
TLAC ratio	35.5	35.2	37.6	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
					% change
end of	3Q22	2Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	34,423	37,049	38,529		(7)
Swiss CET1 capital	34,423	37,049	38,529		(7)
Additional tier 1 high-trigger capital instruments	11,193	11,223	11,398		0
Grandfathered additional tier 1 low-trigger capital instruments	4,494	4,464	4,445		1
Swiss additional tier 1 capital	15,687	15,687	15,843		0
Going concern capital	50,110	52,736	54,372		(5)
Bail-in debt instruments	47,288	41,753	44,251		13
Tier 2 low-trigger capital instruments	0	481	479		(100)
Tier 2 amortization component	0	1,926	1,918		(100)
Gone concern capital	47,288	44,160	46,648	[1]	7
Total loss-absorbing capacity	97,398	96,896	101,020		1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	273,598	274,442	267,787		0
Swiss regulatory adjustments [2]	540	555	631		(3)
Swiss risk-weighted assets	274,138	274,997	268,418		0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	34,423	37,049	38,529	(7)
Going concern capital	50,110	52,736	54,372	(5)
Gone concern capital	47,288	44,160	46,648	7
Total loss-absorbing capacity	97,398	96,896	101,020	1
Leverage exposure	836,881	862,737	889,137	(3)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.3	4.3	–
Going concern leverage ratio	6.0	6.1	6.1	–
Gone concern leverage ratio	5.7	5.1	5.2	–
TLAC leverage ratio	11.6	11.2	11.4	–
Rounding differences may occur.

Risk management value-at-risk (VaR)
Risk management VaR measures the Group’s risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
3Q22
Average	23	34	51	3	45	(110)		46
Minimum	18	31	17	2	18	–	[2]	40
Maximum	29	39	57	3	54	–	[2]	52
End of period	19	34	53	2	50	(111)		47
2Q22
Average	18	37	39	3	31	(85)		43
Minimum	14	33	10	3	16	–	[2]	38
Maximum	28	42	49	4	39	–	[2]	49
End of period	24	38	48	3	37	(103)		47
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
USD million
3Q22
Average	23	35	52	3	46	(112)		47
Minimum	18	33	18	2	19	–	[2]	41
Maximum	30	40	58	4	55	–	[2]	53
End of period	19	35	54	2	52	(114)		48
2Q22
Average	19	38	40	3	32	(87)		45
Minimum	14	34	10	3	17	–	[2]	40
Maximum	29	46	51	4	39	–	[2]	51
End of period	25	39	51	3	39	(108)		49
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	3Q22	2Q22	3Q21	9M22	9M21
Consolidated statements of operations (CHF million)
Interest and dividend income	3,329	2,474	2,392	8,037	7,405
Interest expense	(2,126)	(1,279)	(969)	(4,180)	(2,912)
Net interest income	1,203	1,195	1,423	3,857	4,493
Commissions and fees	2,129	2,230	3,249	6,960	10,144
Trading revenues	125	41	618	130	2,582
Other revenues	347	179	147	914	895
Net revenues	3,804	3,645	5,437	11,861	18,114
Provision for credit losses	21	64	(144)	(25)	4,225
Compensation and benefits	1,901	2,392	2,255	6,751	6,818
General and administrative expenses	1,919	2,005	2,012	6,072	4,977
Commission expenses	250	254	306	802	960
Goodwill impairment	0	23	0	23	0
Restructuring expenses	55	80	–	181	70
Total other operating expenses	2,224	2,362	2,318	7,078	6,007
Total operating expenses	4,125	4,754	4,573	13,829	12,825
Income/(loss) before taxes	(342)	(1,173)	1,008	(1,943)	1,064
Income tax expense	3,698	419	570	3,966	610
Net income/(loss)	(4,040)	(1,592)	438	(5,909)	454
Net income/(loss) attributable to noncontrolling interests	(6)	1	4	(9)	19
Net income/(loss) attributable to shareholders	(4,034)	(1,593)	434	(5,900)	435
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(1.53)	(0.60)	0.16	(2.24)	0.17
Diluted earnings/(loss) per share	(1.53)	(0.60)	0.16	(2.24)	0.17

Consolidated balance sheets
end of	3Q22	2Q22	4Q21
Assets (CHF million)
Cash and due from banks	149,191	159,472	164,818
Interest-bearing deposits with banks	681	851	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,705	104,156	103,906
Securities received as collateral, at fair value	6,788	7,386	15,017
Trading assets, at fair value	90,343	101,095	111,141
Investment securities	1,749	739	1,005
Other investments	5,813	5,783	5,826
Net loans	281,792	285,573	291,686
Goodwill	3,018	2,974	2,917
Other intangible assets	424	340	276
Brokerage receivables	10,790	15,060	16,687
Other assets	42,064	43,936	41,231
Total assets	700,358	727,365	755,833
Liabilities and equity (CHF million)
Due to banks	17,572	23,616	18,965
Customer deposits	371,270	389,484	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,187	21,568	35,274
Obligation to return securities received as collateral, at fair value	6,788	7,386	15,017
Trading liabilities, at fair value	27,251	29,967	27,535
Short-term borrowings	17,798	20,145	19,393
Long-term debt	162,605	158,010	166,896
Brokerage payables	8,212	8,061	13,060
Other liabilities	23,166	23,062	22,644
Total liabilities	656,849	681,299	711,603
Common shares	106	106	106
Additional paid-in capital	34,770	34,631	34,938
Retained earnings	25,025	29,059	31,064
Treasury shares, at cost	(359)	(417)	(828)
Accumulated other comprehensive income/(loss)	(16,275)	(17,537)	(21,326)
Total shareholders' equity	43,267	45,842	43,954
Noncontrolling interests	242	224	276
Total equity	43,509	46,066	44,230

Total liabilities and equity	700,358	727,365	755,833

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
3Q22 (CHF million)
Balance at beginning of period	106	34,631		29,059	(417)	(17,537)	45,842	224	46,066
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(13)	(13)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	40	40
Net income/(loss)	–	–		(4,034)	–	–	(4,034)	(6)	(4,040)
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,262	1,262	(3)	1,259
Sale of treasury shares	–	(16)		–	2,464	–	2,448	–	2,448
Repurchase of treasury shares	–	–		–	(2,455)	–	(2,455)	–	(2,455)
Share-based compensation, net of tax	–	155		–	49	–	204	–	204
Balance at end of period	106	34,770		25,025	(359)	(16,275)	43,267	242	43,509
9M22 (CHF million)
Balance at beginning of period	106	34,938		31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(28)	(28)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	48	48
Net income/(loss)	–	–		(5,900)	–	–	(5,900)	(9)	(5,909)
Total other comprehensive income/(loss), net of tax	–	–		–	–	5,051	5,051	(1)	5,050
Sale of treasury shares	–	(60)		–	10,513	–	10,453	–	10,453
Repurchase of treasury shares	–	–		–	(10,591)	–	(10,591)	–	(10,591)
Share-based compensation, net of tax	–	34		–	547	–	581	–	581
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Changes in scope of consolidation, net	–	–		–	–	–	–	(43)	(43)
Other	–	(2)		–	–	–	(2)	–	(2)
Balance at end of period	106	34,770		25,025	(359)	(16,275)	43,267	242	43,509
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.

Earnings per share
in	3Q22	2Q22	3Q21	9M22	9M21
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(4,034)	(1,593)	434	(5,900)	435
Available for common shares	(4,034)	(1,593)	401	(5,900)	427
Available for mandatory convertible notes	–	–	33	–	8
Net income/(loss) attributable to shareholders for diluted earnings per share	(4,034)	(1,593)	434	(5,900)	435
Available for common shares	(4,034)	(1,593)	402	(5,900)	427
Available for mandatory convertible notes	–	–	32	–	8
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,643.4	2,646.5	2,430.1	2,635.9	2,443.5
Dilutive share options and warrants	0.0	0.0	0.8	0.0	0.7
Dilutive share awards	0.0	0.0	71.1	0.0	72.7
For diluted earnings per share available for common shares [1,2]	2,643.4	2,646.5	2,502.0	2,635.9	2,516.9
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	–	202.4	–	111.1
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(1.53)	(0.60)	0.16	(2.24)	0.17
Diluted earnings/(loss) per share available for common shares	(1.53)	(0.60)	0.16	(2.24)	0.17
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.4 million, 12.4 million, 11.1 million, 11.8 million and 9.1 million for 3Q22, 2Q22, 3Q21, 9M22 and 9M21, respectively.

2
Due to the net losses in 3Q22, 2Q22 and 9M22, 6.9 million, 2.8 million and 3.5 million, respectively, of weighted-average share options and warrants outstanding and 35.2 million, 32.5 million and 44.2 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
■ the extent of outflows of assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.